KELSO TECHNOLOGIES INC.

MANAGEMENT DISCUSSION & ANALYSIS

YEAR ENDED

December 31, 2017

(Expressed in US Dollars unless otherwise indicated)

Kelso Technologies Inc.
Management Discussion and Analysis
Year Ended December 31, 2017
(Expressed in US Dollars unless otherwise indicated)	Page 2 of 23

MANAGEMENT DISCUSSION AND ANALYSIS

GENERAL

The following management discussion and analysis (“MD&A”) of the operations and financial condition of Kelso Technologies Inc. (the “Company” or “Kelso”) provides an overview of significant developments that have affected the Company’s performance during the year ended December 31, 2017. It should be read in conjunction with the audited consolidated financial statements of the Company together with the related notes thereto for the year ended December 31, 2017.

The audited consolidated financial statements for the year ended December 31, 2017 referred to in this MD&A have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). This MD&A and the Company’s audited consolidated financial statements were approved by the Audit Committee and the Board of Directors on March 27, 2018.

All amounts herein are expressed in United States dollars (the Company’s functional currency) unless otherwise indicated.

References to EBITDA in this MD&A refer to net earnings from continuing operations before interest, taxes and tax recoveries, amortization, deferred income tax recovery, unrealized foreign exchange gains/losses and non-cash share-based expenses (Black-Scholes option pricing model). EBITDA is not an earnings measure recognized by IFRS and does not have a standardized meaning prescribed by IFRS. Management believes that EBITDA is an alternative measure in evaluating the Company's business performance. Readers are cautioned that EBITDA should not be construed as an alternative to net income as determined under IFRS; nor as an indicator of financial performance as determined by IFRS; nor a calculation of cash flow from operating activities as determined under IFRS; nor as a measure of liquidity and cash flow under IFRS. The Company's method of calculating EBITDA may differ from methods used by other issuers and, accordingly, the Company's EBITDA may not be comparable to similar measures used by any other issuer.

LEGAL NOTICE REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains “forward-looking statements” within the meaning of applicable securities laws that reflect the Company’s current expectations, forecasts and assumptions. Generally, forward looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words or phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

Such forward looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results expressed or implied by such forward looking statements

These include but are not limited to the economic condition of the railroad industry, which is affected by numerous factors beyond the Company’s control including slow sales cycles, creation and adoption of new technologies, the existence of present and possible government regulation and competition. Although Kelso believes its anticipated future results, performance or achievements expressed or implied by the forward-looking statements are based upon reasonable assumptions and expectations, they can give no assurance that such expectations will prove to be correct. The reader should not place undue reliance on forward-looking statements as such statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Kelso to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Such risks and uncertainties include, without limitation; the risk that the Company’s products may not work as well as expected; we may not be able to break in to new markets because such markets are served by strong and embedded competitors or because of long term supply contracts; we may not be able to grow and sustain anticipated revenue streams; we may have underestimated the cost of product development and the time it takes to bring products to market; we may not be able to finance our intended product development; that management may not be able to continue to initiate new product strategies to secure a more reliable growth of financial performance in the future; our products may not sell as well as expected, and competitors may offer better or cheaper alternatives to our products; our technologies may not be patentable, and if patents are granted, we may not protect our investment in intellectual property if our patents are challenged; our intended technologies may infringe on the intellectual property of other parties; we may not have any parties interested in licensing our technology as expected and certain other risks detailed from time-to-time in Kelso’s public disclosure documents.

Kelso Technologies Inc.
Management Discussion and Analysis
Year Ended December 31, 2017
(Expressed in US Dollars unless otherwise indicated)	Page 3 of 23

Although the Company has attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that could cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements.

Accordingly, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made. Readers are advised to consider such forward-looking statements in light of the risks set forth in the Risks and Uncertainties section of this MD&A (Page 18). The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

Additional information about the Company and its business activities is available on SEDAR at www.sedar.com or the Company’s website at www.kelsotech.com.

DATE OF REPORT

March 27, 2018

SUMMARY OF THE YEAR ENDED DECEMBER 31, 2017

•	Reported a net loss for the year ended December 31, 2017 was $5,015,911 ($0.11 per share) compared to reported net loss of $2,465,592 ($0.05 per share) for the year ended December 31, 2016.

•

Revenues for the year ended December 31, 2017 were $6,062,778 compared to $8,077,143 for the year ended December 31, 2016. The deep recession in rail tank car production continued to batter financial results throughout 2017. HAZMAT businesses remained in cut back positions due to low commodity prices and diminished business activity which has led to lower demand for rail tank cars causing a significant negative impact on the sales of Kelso products.

•

Gross profit was $ 1,018,685(16.8% of revenues after write-off of inventory, 24.6% of revenues before write-offs) for the year ended December 31, 2017 compared to $1,978,241 (24.5% of revenues) for the year ended December 31, 2016. There were no write-offs in fiscal 2016.

•

The Company has written down a portion of its older inventory that was purchased in 2015 in anticipation of a major retrofit of tank cars that did not occur. A write-off of $668,383 of older carbon steel inventory was incurred during the year. $470,654 was charged to cost of goods sold and $197,729 is included in general and administrative expenses. .

•	EBITDA (Loss) for the year ended December 31, 2017 was $(4,608,683) compared to EBITDA of $(3,055,743) for the year ended December 31, 2016.

•	Operational expenses rose to $5,961,437 during the year ended December 31, 2017 compared to $5,461,774 for the year ended December 31, 2016.

Kelso Technologies Inc.
Management Discussion and Analysis
Year Ended December 31, 2017
(Expressed in US Dollars unless otherwise indicated)	Page 4 of 23

•	Management compensation for the year ended December 31, 2017 was $544,014 with no bonuses being earned compared to $717,369 for the year ended December 31, 2016 with no bonuses being earned.

•

Reported net loss of $5,015,911 for the year ended December 31, 2017 included items not involving cash for amortization of assets including our new production facility in Bonham, Texas in the amount of $203,980, unrealized foreign exchange gain of $115,643, share-based expense for incentive stock options (Black-Scholes) in the amount of $469,187.

•	The Company has recorded an income tax recovery of $150,296 for the year ended December 31, 2017 compared to a recovery of $989,186 for the year ended December 31, 2016.

•	Cash on deposit at December 31, 2017 was $411,223 compared to $2,312,279 at December 31, 2016.

•	Working capital at December 31 2017 was $3,628,911 compared to $8,511,809 at December 31, 2016.

•	Company remains free of interest-bearing long-term debt commitments.

•	Net assets were $7,565,233 at December 31, 2017 compared to $11,771,944 at December 31, 2016.

CORPORATE OVERVIEW

Kelso is an engineering development organization specializing in specialized equipment for transportation applications. It has established itself as a leading North American producer of specialized rail tank car equipment. The Company's core tank car products include pressure relief, vacuum relief and bottom outlet valves as well as a proprietary one-bolt manway. These products provide some of the key elements of a rail tank car’s structure to ensure the safe handling and containment of hazardous materials during transport while reducing the potential effects of human error and environmental harm. With a solid history of innovative technology solutions and a reputation anchored by the reliability of supply, the Company serves many of North America's largest railways with a wide range of custom engineering and production services.

The Company’s common shares are publicly traded on the Toronto Stock Exchange under the trading symbol KLS and the NYSE Markets Exchange under the trading symbol KIQ. The Company listed on the Toronto Stock Exchange on May 22, 2014 and on the NYSE Markets Exchange on October 14, 2014. The Company operates in combination with its wholly owned subsidiaries Kelso Technologies (USA) Inc, KIQ X Industries Inc., Kel-Flo Industries Inc.(formerly Kelso Innovative Solutions Inc.) and KIQ Industries Inc.

Over the past five years management has established multi-million dollar sales of its products to North American rail tank car manufacturers (OEM) and retrofit/repair businesses. Revenues over the last five audited year end periods were as follows: $6,062,778 for the year ended December 31, 2017; $8,077,143 for the year ended December 31, 2016; $18,910,122 for the year ended December 31, 2015; $23,816,809 for the year ended December 31, 2014; $13,131,387 for the year ended December 31, 2013.

The Company’s net earnings (loss) performance over the last five year end periods were as follows; a net loss of $5,015,911 for the year ended December 31, 2017; a net loss of $2,465,592 for the year ended December 31, 2016; net loss of $2,510,826 for the year ended December 31, 2015; net income of $4,025,781 for the year ended December 31, 2014; net income of $2,456,636 for the year ended December 31, 2013.

Kelso Technologies Inc.
Management Discussion and Analysis
Year Ended December 31, 2017
(Expressed in US Dollars unless otherwise indicated)	Page 5 of 23

Our primary revenue market (hazmat rail tank cars) has remained slow throughout 2017. This situation has continued to diminish sales performance throughout 2017. Hazardous commodity businesses have remained in cut back positions which have led to continued low demand for Kelso’s specialized equipment for rail tank cars.

The major contributing factor for this prolonged slowdown is an estimated 100,000 rail tank cars in inventory that remain idle. This over supply was created from an overbuild situation that occurred from 2012 through 2015 when a once-in-a-lifetime bull market drove the demand and production of tank cars to the highest levels in history. While the vast majority of DOT111 cars have been retired or re-purposed as mandated, the CPC1232 and the new DOT117 tank cars which comply with new AAR regulations make up a sizeable portion of the existing inventory.

This high inventory situation remains problematic to the foreseeable future of our business. The current market is further complicated by political uncertainty, continued low commodity prices, slow economic activity and customers’ resistance to change from traditional equipment to new rail tank car technologies despite their many benefits as required by regulation changes.

In North America industry analysts expect an average production rate of 12,000 new rail tank cars annually for the predictable future. Based on current capability Kelso expects to participate on approximately 4,000 to 5,000 rail tank cars annually. Depending on the makeup of customers’ specifications and the status of our AAR approvals sales can range from $1,400 to $10,000 per tank car.

Long AAR approval processes continue to slow our ability to improve sales with additional rail tank car equipment. The Company continues to finish AAR approvals for our ceramic ball BOV, pressure car PRV and angle valve although the process could take two years to finish. Final approvals will depend on administration of our restrictive budgets and the challenges of strict AAR testing requirements that are time consuming, risky and contrary to short-term profit goals. Management believes its AAR approved rail tank car products still provide meaningful revenue opportunities that will contribute to the overall health of Kelso. However, due to the extreme cyclical nature of the rail tank car market and the economic fallout of the current downturn a more diverse strategic plan has been warranted.

Our roots and reputation in rail tank car technologies have established a solid foundation for corporate diversification strategies in new markets. New product development initiatives concentrate on a wider range of technology products that are designed to provide unique economic benefits and safe operational advantages to customers. New markets initiated in 2017 include technologies for truck tankers, fueling technologies for locomotives, military and heavy equipment, rail yard technologies, emergency response kits for first responders and rugged outback terrain suspension technologies for vehicles in commercial industry, homeland security and leisure applications.

DIVERSIFICATION REVENUE PLAN

The key to future profitability will be the introduction and development of new products and marketplaces. Throughout 2017 Kelso has actively developed new product offerings. Kelso’s new products initiatives do not require lengthy demanding regulatory approvals and the design and production process to sales and distribution is much quicker. Target markets include specialized truck tanker equipment, military products, fuel loading systems, rail wheel cleaning systems, emergency response kits for first responders and high performance suspension systems for motor vehicles being used in rugged sloped terrain applications in recreational and commercial operations. Most products are near completion and ready for market distribution commencing in 2018. The following chart shows anticipated new revenue streams.

Kelso Technologies Inc.
Management Discussion and Analysis
Year Ended December 31, 2017
(Expressed in US Dollars unless otherwise indicated)	Page 6 of 23

STRATEGIC PLAN
2017	Regulatory	2018
New Revenue Markets	Approval	DIVERSIFICATION

Rail Tank Cars		Rail Tank Cars
Pressure Relief Valves	✓	Pressure Relief Valves
One-Bolt Manway	✓	One-Bolt Manway
Vacuum Relief Valve	Pending	Vacuum Relief Valve
Bottom Outlet Valve	Pending	Bottom Outlet Valve
Angle Valve	Pending	Angle Valve
Miscellaneous	✓	Miscellaneous
Truck Tankers
N/A	N/A	PRV/VRV Valve
N/A	N/A	One-Bolt Manway
Rail Operations Technology
N/A	N/A	Rail Wheel Cleaner
N/A	N/A	Fuel Loading Systems
Emergency Response Kit	N/A	Emergency Response Kit
Truck Technologies
N/A	N/A	ASCS Suspension Systems
N/A	N/A	Military Technologies

KEY PRODUCTS

Commercial revenue streams are generated from the following key products and services:

Rail Tank Car External Constant Force Spring Pressure Relief Valves (EPRV) (Patented)

Over the past decade Kelso has been involved in the development, regulatory approvals, marketing and manufacture of EPRV that are designed for railroad tank cars that carry hazardous and non-hazardous commodities. The Company currently offers 36 versions of the EPRV in its product line, including a number of high-performance EPRV products. As required all EPRV products have received AAR approval based on service trials and physical testing. The Company believes that its series of EPRV products are “best available technology” products; proprietary to Kelso; and have a number of significant competitive advantages that include:

•	High “barrier to entry” for competitors due to our patent rights and the years of testing required by the AAR to gain regulatory approvals.

•	The leader in bringing an external high flow valve to market which limits exposure to chemicals or other corrosive commodities transported in the tank car.

•	The only high flow valve in market that is totally external which limits exposure to chemicals or other corrosive commodities transported in the tank car.

•	Technological improvement over older valve systems as it eliminates the helical coil spring, the internal valve stems and spring guide tube.

•	Multiple springs that prevent disruptions that occur when single spring designs become inoperable due to spring failure.

•	Increased valve reliability due to little or no contact with HAZMAT.

•	Uses flat gasket seal; more tolerant to contamination.

•	Low profile provides for better roll over safety.

•	External design allows complete inspection during loading.

Kelso Technologies Inc.
Management Discussion and Analysis
Year Ended December 31, 2017
(Expressed in US Dollars unless otherwise indicated)	Page 7 of 23

Rail Tank Car One-Bolt Manway (OBM) (Patented)

The Company holds the patent rights for a unique OBM technology for use on rail tank cars and truck tank trailers. The Company believes that the OBM is an important technology change for the railroad industry where the return on investment and arguments for customers’ adoption of the OBM are compelling. They include:

•	One bolt-and-strap design eliminates eye-bolt problems and possible leaks due to crushed gaskets.

•	Eliminates lid deformation and nozzle distortion due to the over-torque of eye-bolts.

•	Eliminates relaxation of gaskets under eye-bolt location.

•	Eliminates eye-bolt nuts loosening in transit due to vibration and improper cross-bolting technique – a violation subject to regulatory fines in excess of $5,000 per tank car.

•	Standard AAR-approved gasket retention method with currently used hard and soft gaskets.

•	ACME Thread on T-Bolt virtually eliminates loosening due to vibration.

•	Rigid collar at top of nozzle reduces risk of nozzle or lid distortion.

•	Much faster opening and closing operation with one bolt management system which will take the current industry open/close standard cycle time of 25-35 minutes to 5 minutes with the OBM.

•	Uniform load on the gasket prolongs service life as evidenced in field service trial.

•	Reduces possible release of hazardous commodity in a roll-over accident by moving threaded closing mechanism below the plane of the lid.

•	Ease of operation with lightweight hinged lid.

•	No eye-bolts to kick at tank car inspection.

OBM Adapter Plate

Kelso has successfully developed and tested a fully functional loading arm adaptor that fits both the OBM and older hinged 6 and 8 eye-bolt manways currently in service on bank cars in North America. The adaptor attaches permanently to the existing loading arm apparatus and connects the loading arm to any existing manway in service today. The adaptors are a minimal expense when measured against the substantial capacity gains they will produce hence addressing the concerns of additional capital expenditures required to convert loading terminals that top-load HAZMAT.

Vacuum Relief Valve (VRV) (patented)

The VRV is a patented low pressure device specifically designed to protect rail tank cars from the effect of an excessive vacuum and prevents the implosion of the tank car. The development of our patent pending VRV has been driven by customers’ demand for a better performing VRV due to high failure rates of current products in use in the market today.

Our new innovative VRV design features our patented constant force pressure springs and meets the new DOT-117 tank car specifications implemented on October 1, 2015. The Association of American Railroads (AAR) has approved Kelso’s new vacuum relief valve (VRV) design for commercial service trials which are now complete. We await final AAR review and approval which is expected within 60 days.

Kelso Technologies Inc.
Management Discussion and Analysis
Year Ended December 31, 2017
(Expressed in US Dollars unless otherwise indicated)	Page 8 of 23

Bottom Outlet Valve (BOV) (patented)

Our patented bottom outlet valves are utilized on rail tank cars for the primary purpose of unloading the contents of the tank. The BOV must be a low-profile design as it is positioned at the lowest point of the tank so that a full discharge of the tank can be achieved. They are widely used in the transport of hazardous commodities such as crude oil, ethanol, chemicals, petrochemicals and minerals such as molten sulfur as well as many non-hazardous commodity applications.

The development of our patented BOV has been driven by customers’ demand for a better performing BOV due to chronic performance problems with current products in use in the market today. Our new innovative BOV design prevents valve operating stem leaks and features the use of non-corrosive ceramic materials and a seal protecting wiper. Our BOV meets the new DOT-117 tank car specifications implemented on October 1, 2015 and the new M1002 Tank Car Standards requiring a removable handle. The Association of American Railroads (AAR) has approved Kelso’s new bottom outlet valve (BOV) design for commercial field trial testing that will take up to two years to complete.

Emergency Response Kit (ERK) – First Responder Equipment

Kelso ERK (ERK) is specialized equipment that is used by first responders to cap and contain chemical leaks in the field that originate in a HAZMAT rail tank car’s valve assembly or its connections located on the top of the tank car. The ERK is specifically designed to be implemented quickly and safely to reduce potential dangers to human life and environmental harm to communities during emergency events involving hazardous materials.

The ERK was developed in partnership with hazardous materials specialists from a Class 1 Railroad company. It has numerous advantages for its users over current competitive designs:

•

Compact – the Kelso ERK fits in one container which is a reduction from the three containers currently used. The ERK takes up less space on emergency response vehicles and allows handling by one person.

•	Built with lightweight materials the ERK is half the weight of existing products providing easier deployment and operation of the ERK by emergency responders.

•	No additional application tools are required which reduces kit weight and complexity of operation.

•	Color-coded valve caps aid first responder in selecting proper valve cap under emergency conditions.

•

Friction reduction system lowers torque needed to apply the valve cap. This reduces the number of tools needed to effectively apply the ERK reducing the potential effects of human error and potential injury to first responders.

•	The ERK is designed for both pressure tank cars which include commodities such as chlorine, liquefied petroleum gas and anhydrous ammonia and non-pressurized tank cars.

•	The Kelso ERK is the only emergency kit in the market that is designed to handle general service tank cars.

Truck Tanker Equipment (patents pending)

The Company has completed the design and engineering of two key pieces of truck tanker equipment for the containment and pressure management of hazardous and non-hazardous commodities that are transported via roads.

Kelso Technologies Inc.
Management Discussion and Analysis
Year Ended December 31, 2017
(Expressed in US Dollars unless otherwise indicated)	Page 9 of 23

The specialized products include a pressure/vacuum relief valve (TPVR) and a one-bolt manway (TOBM). These new products are based on our patents that are utilized in rail tank car applications and meet DOT 407 49 CFR 178.345 regulations. Over the past several years our strategic development partners have been instrumental in finalizing all design aspects for roadway applications. The Company believes we have reached this key milestone of consensus of design with the trucking industry.

On July 10, 2017 the TPVR and TOBM were installed on a truck tanker for assessment testing by our industrial technology partner. This testing is not a required regulatory field trial as in rail regulations, but rather a customer review for suitability. The Company has commenced marketing and sales initiatives and management expects to generate a multi-million dollar revenue stream from these products in 2018.

Active Suspension Control System For Combined Road-No-Road Vehicles (Patents Pending)

The Company has filed a United States provisional patent application and a corresponding Canadian patent application for an Active Suspension Control System and Method for No-Road Vehicles (ASCS). The ASCS patent application is owned by Kelso and covers numerous new technologies. Kelso anticipates filing further patent applications relating to the ASCS technology as Kelso continues to develop and improve the ASCS technology.

Kelso seeks proprietary rights protection to allow for the development of our business of outfitting commercial industry and leisure based motor vehicles with the ASCS system. This allows Kelso to market specialized, high-performance rugged sloped outback terrain vehicles for recreational and commercial operations in difficult road and no-road operations.

The innovations disclosed in the ASCS patent applications are believed to be unique and to represent a dramatic improvement over existing technologies presently used in commercial off-road vehicles. The converted vehicles feature a “spider” like independent suspension that keeps the vehicle stable and level through its proprietary gyroscopic technology. In road-mode it looks like a standard vehicle with very large wheels and when in no-road mode it can provide a 20 inch lift capability creating approximately 30 inch ground clearance. The technology allows the vehicle to stay level and stable in any operational environment.

Design dynamics include:

•	The ASCS is a unique suspension methodology based on thirty years of research and experience.

•	The ASCS is believed to represent a dramatic improvement over existing technologies presently used in commercial combined road-no-road vehicles.

•	Vehicles featuring the ASCS are expected to provide distinct advantages to customers in terms of safety, effective performance and operational capabilities.

•	The basic design premise of the ASCS is to manage the center-of-gravity of the vehicle with automated gyroscopic controlled air suspension.

•	This ensures that the driver, passengers and payload remain in as stable and level a position as possible when driving in difficult rugged outback terrains including flooded areas.

•	The ASCS technology package is well suited for use in desert, mountain, snow and low lying water regions around the world.

Kelso Technologies Inc.
Management Discussion and Analysis
Year Ended December 31, 2017
(Expressed in US Dollars unless otherwise indicated)	Page 10 of 23

Operational advantages include:

•	Ideal for customers who need to traverse rough outback terrain in a wheeled vehicle for the purpose of reaching remote destinations with multiple passengers and maximum payload.

•	Ideal for both industry and leisure markets.

•	Eliminates need for expensive track-based vehicles.

•	Ideal for outback operations around the world.

•	Combined road-no-road capability eliminates additional transportation costs of equipment into service areas.

•	Excels in all weather environments year round.

•	Cost effective operations.

•	Lighter weight than competitive vehicles.

•	Balanced distribution of weight reduces environmental impact.

The ASCS business operates under the Company’s wholly owned subsidiary KIQ X Industries Inc that is incorporated under the laws of the Province of British, Columbia, Canada. Research and development, marketing and subcontracted production operations are located in Kelowna, British Columbia.

Under this business model Kelso believes production capability can be scaled to 360 vehicles per year once supply chains and markets can be established. Production prototype “001X” utilizing the ASCS technology on a 2017 Ford F150 is complete and road and off-road testing and marketing has commenced. New commercial revenues are expected to be derived from customers requiring heavy duty ASCS performance in agriculture, ranching, search & rescue, snow management, railroad, homeland security, police & border patrol, first responders, mining, forestry, and oil, gas and electric transmission applications.

Wheel Cleaning System (WCS) for Rail Cars (patents pending)

The WCS is designed for rail wheel cleaning operations in railroad hump yards and industrial shipping facilities. Our WCS is a unique proprietary (patent pending) rail wheel cleaning system that has been designed in co-operation with Class I railroads. It addresses the problematic issue of railcar wheels “caking” with various commodities during operations. The industrial heavy-duty cleaning capabilities provided by the WCS for railcar operations can reliably maintain and improve the performance of rolling stock. Some of the more challenging commodities addressed by the WCS include crude oil/tar, salt water slurry, flour water slurry, Portland cement, lime powder slurry, sugar water slurry, potash and sulfur.

Our standard 46-foot WCS is a unique modular design that can be transported to site and installed. Our basic system is mechanical and does not require any external power supply. It can be customized to accommodate various contaminates as specified and can be automated if required to allow signal operators to turn the system on or off. Over time management expects to generate multi-million dollar revenue streams from the full market development of the WCS.

Our WCS has been vetted for commercial operations by a Class One railroad and is fully available to railroad operations in North America. The Company is actively marketing the WCS and customer response to it has been encouraging. The WCS is a high value product and includes additional revenue streams will be generated from the sale of cleaning shoes as they wear out during operations.

Kelso Technologies Inc.
Management Discussion and Analysis
Year Ended December 31, 2017
(Expressed in US Dollars unless otherwise indicated)	Page 11 of 23

Fuel Loading Systems (Hydrau-Flo®) for Locomotives, Marine and Military Applications

Hydrau-Flo® represents a unique opportunity for Kelso to participate in fueling technology markets with proven innovative products for our railroad customers. Company holds the non-exclusive distribution rights to a proven line of proprietary fueling technologies known as Hydrau-Flo®. The agreement covers the North American markets for a two year period with an option for one additional year. Kelso will concentrate on railroad, military and marine applications.

Hydrau-Flo® products are a suite of mechanical and non-pressurized fuel filling valves that provide safe handling and overfill protection for heavy equipment applications such as locomotives. They offer a low cost solution that can improve fueling times up to 83% adding thousands of additional production hours to equipment fleets. They are designed to prevent overfilling, fuel spillage, waste, fuel theft and remove the risk of tank ruptures from pressure build up during and after filling. Hydrau-Flo® offers excellent wear resistance with proven increases in productivity. It improves the economics of ownership by effectively addressing the key issues of longevity, capacity and efficiency of operations.

In our North American railroad market there are over 23,000 locomotives in service today representing a market size in excess of $200 million. As part of our market feasibility analysis over the past eight months we have successfully retrofitted a locomotive at a fueling center in approximately one hour and then fueled at high speed with no fuel leaks demonstrating a significant value proposition for railroad customers.

Management is very encouraged by the Hydrau-Flo® opportunity and expects new revenue streams to be generated from these products in 2018.

PRODUCTION

Kelso currently operates two facilities totaling 50,000 square feet in Bonham, Texas. The Company is fully qualified and certified to produce products for the railroad and other industries. It has been granted the required certifications including holding an AAR M1002 Class D Registration and AAR M1003 Quality Assurance System Certification for its production facilities from the Association of American Railroads.

ASCS subcontracted production operations are located in Kelowna, British Columbia, Canada. Kelso believes production capability to be 360 to 500 vehicles per year once supply chains can be established.

PUBLIC INFORMATION POLICY

The Company advises the public about its business progress by way of quarterly and consolidated annual financial statements as well as management discussions and analysis for those periods. The Company will issue press releases announcing material events that affect the business health of the Company in accordance with the policies and guidelines of the Toronto Stock Exchange and the NYSE Markets Exchange. The Company does not give investment advice to investors and does not respond to solicitations to discuss privileged information from the public in accordance with securities laws in Canada and the United States.

Further, Kelso does not provide forward looking revenue projections to the public. Kelso is a product development enterprise and management is unable to measure or determine the future financial impact related to new rail regulations, uncertain technology adoption strategies of customers and the deteriorating recessionary conditions surrounding the rail tank car industry. All of these factors are well beyond the control of Kelso.

Kelso Technologies Inc.
Management Discussion and Analysis
Year Ended December 31, 2017
(Expressed in US Dollars unless otherwise indicated)	Page 12 of 23

RESULTS OF OPERATIONS

The financial results for the year ended December 31, 2017 are indicative of a developing railway engineering company that is transitioning into an industrial business enterprise in a deep recessionary market. The Company currently relies on the sales of specialized rail tank car equipment for the majority of its revenues. Financial results are being negatively impacted by a severe slowdown in rail tank car production. When economic activity improves Kelso can sell and distribute a greater number of its patented rail tank car products from an established production infrastructure and reliably supply railroad service equipment to the heavily regulated railroad industry.

HAZMAT businesses have cut back on their production which has led to lower demand for rail tank cars. This has dramatically slowed the manufacturing business of rail tank car producers and consequently Kelso. There are many reasons for this trend which include regulatory uncertainty, low commodity prices for crude oil, strained capital expenditure budgets of customers and depressed economic activity in many sectors. This trend continued throughout 2017 with improved activity late in the year and 2018 as the regulatory requirements come closer to their due dates.

The bulk of our revenues are generated from sales of our pressure relief valve products. Our OBM system is now producing profitable margins and a small revenue flow from OBM sales is included in our financial results. OBM sales reached $183,337 during the year ended December 31, 2017.

Revenues, corresponding expenses and financial performance and capital management during the year ended December 31, 2017 reflects Kelso’s challenges to survive recessionary times while still making progress in the execution of its product development plans. Financial results reflect the revenue and related operational costs of marketing, producing and distributing its EPRV line as well as strategic costs to market and produce the OBM and key investments in new product development associated with a more diverse product mix for future revenue growth.

Our strategic plan requires Kelso to make ongoing investments in our production capacity (including equipment, lease costs, training and qualifying human resources); railroad regulatory filings; liability insurance; expanded marketing initiatives; independent lab testing and outside specialized industrial engineering services; new patent applications; enhanced Tier 1 regulatory disclosure in Canada and the United States; more efficient accounting systems and controls; pre-sales production planning and tooling for our growing portfolio of products. These costs are written off or capitalized in the period when they occur and reflect in the reported profitability of the Company in the period in which they were incurred.

For the year ended December 31, 2017, the Company reported a net loss of $5,015,911 ($0.11 per share) against revenues of $6,062,778 compared to a net loss of $2,465,592 ($0.05 per share) against revenues of $8,077,143 for the year ended December 31, 2016.

Gross profit for the year ended December 31, 2017 was $1,018,685 (16.8% of revenues) compared to $1,978,241 (24.5% of revenues) for the year ended December 31, 2016. The recession has caused a severe drop in the sales of high value equipment and forced competition to dramatically lower prices. In addition the Company has written down a portion of its older inventory that was purchased in 2015 in anticipation of a major retrofit of tank cars that did not occur. The Company recorded a write down of $668,383 for carbon steel inventory that has been deemed to be slow moving or obsolete of which $470,654 was charged to cost of goods sold. If the write-off had not occurred the gross margin would have been 24.6% .

Total operational expenses were $5,961,437 during the year ended December 31, 2017 compared to $5,461,774 for the year ended December 31, 2016.

Kelso Technologies Inc.
Management Discussion and Analysis
Year Ended December 31, 2017
(Expressed in US Dollars unless otherwise indicated)	Page 13 of 23

EBITDA year ended December 31, 2017 and 2016 has been calculated as follows:

	Year ended	Year ended
	December 31, 2017	December 31, 2016
Net loss	$(5,015,911)	$(2,465,592)
Share-based expense	$469,187	$285,745
Unrealized foreign exchange loss (gain)	$(115,643)	$(128,073)
Amortization	$203,980	$241,363
Income tax recovery	$(150,296)	$(989,186)
EBITDA (loss)	$(4,608,683)	$(3,055,743)

Factors in the reported income for the year ended December 31, 2017 include expenses related to ongoing marketing initiatives in the amount of $554,458 (2016 - $587,553) and related travel costs of $430,304 (2016 - $526,451). These expenses are for ongoing marketing initiatives for existing and new product markets.

A key component of our future business growth is the research, design, testing and qualification of new products. During the year ended December 31, 2017 our industrial product design and development costs were $1,572,714 (2016 - $704,868). This includes expenses related to design and continuing testing of our key products and new equipment initiatives all of which form a significant opportunity for Kelso to grow its future revenues from new global markets and the rail tank car market when demand improves.

Given difficult economic times management continues to adjust operations and product development method to become more efficient. This is reflected in our investments in human resources, marketing, sales and production operations for the year ended December 31, 2017. The Company reduced office and administrative costs to $1,701,723 (2016 - $2,076,460), management compensation fell to $544,014 (2016 - $717,369). There were no accruals for management performance bonuses as none were due at December 31, 2017. Consulting fees remained consistent at $251,055 (2016 - $246,501) while investor relations were $84,000 (2016 - $84,000).

Accounting, audit and legal fees are cost components of our corporate development strategies and the administration functions of a publicly listed industrial company. Costs for these professional services were $370,495 for the year ended December 31, 2017 (2016 - $357,876). The Company accrues its audit costs on a quarterly basis. These fees have increased due in large part to tax restructuring. Legal costs are related to public company administration including the preparation and filing of press releases, documentation and reviewing possible acquisition targets, patents and new business arrangements, human resources issues, regulatory documentation including Annual Information Form (AIF) and Securities Exchange Commission documentation (20-F).

The Company’s functional currency is US dollars but Kelso also holds various assets in Canadian dollars. The Canadian dollar has recently gained in value against the US dollar therefore we have recorded an unrealized foreign exchange gain of $115,643 for the year ended December 31, 2017.

Revenues and profitability have diminished considerably from previous years due to a severe depression in capital investment in new tank car builds. Management cautions that the economics and overall infrastructure of the railroad industry including the effects of new regulations and recessionary affects of low commodity prices pose many challenges to our future business development success. Slow business activity stemming from economic and regulatory uncertainty could have a material effect on our current and future business abilities including financial condition and results of operations (see Risks and Uncertainties on Page 18).

Kelso Technologies Inc.
Management Discussion and Analysis
Year Ended December 31, 2017
(Expressed in US Dollars unless otherwise indicated)	Page 14 of 23

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2017 the Company had cash on deposit in the amount of $411,223, accounts receivable of $653,445, prepaid expenses of $183,966 and inventory of $3,980,243 compared to cash on deposit in the amount of $2,312,279, accounts receivable of $637,845, prepaid expenses of $708,100, income tax receivable of $753,223 and inventory of $5,206,129 at December 31, 2016.

The working capital position of the Company at December 31, 2017 was $3,628,911 compared to $8,511,809 at December 31, 2016.

Net assets of the Company were $7,565,233 at December 31, 2017 compared to $11,771,944 at December 31, 2016. At December 31, 2017 the Company had no interest bearing long-term liabilities or debt.

Kelso’s primary source of revenue is from new rail tank car builders and retrofit/repair customers. During 2016 and 2017 we have experienced the worst rail tank car recession since 2008. The Company can for the near term generate the necessary capital resources required to finance operations by way of the sales of its products and management is considering the issuance of equity securities through private placements if external funding is deemed necessary.

Management takes all necessary precautions to minimize risks however additional risks could affect the future performance of the Company. Business risks are detailed in the Risks and Uncertainties section of this MD&A (Page 18).

SELECTED QUARTERLY INFORMATION

	Three months	Three months	Three months	Three months
	ended	ended	ended	ended
	December 31,	September 30,	June 30,	March 31,
	2017	2017	2017	2017
Revenues	$1,912,457	$1,153,341	$1,433,663	$1,563,317
Cost of goods sold	$1,714,228	$887,986	$1,107,842	$863,383
Write down of inventory	$26,885	$443,769	$-	$-
Gross profit (loss)	$171,344	$(178,414)	$325,821	$699,934
Net expenses including non-cash items	$2,310,592	$1,202,081	$1,223,334	$1,225,430
Loss for the quarter	$(2,212,407)	$(1,380,495)	$(897,513)	$(525,496)
Basic and diluted earnings (loss) per share	$(0.05)	$(0.03)	$(0.02)	$(0.01)
Common shares outstanding	46,911,752	46,911,752	46,911,752	46,911,752

	Three months	Three months	Three months	Three months
	ended	ended	ended	ended
	December 31,	September 30,	June 30,	March 31,
	2016	2016	2016	2016
Revenues	$1,877,128	$1,905,608	$2,360,975	$1,933,432
Cost of good sold	$1,889,852	$1,227,678	$1,422,096	$1,559,276
Gross profit	$(12,724)	$677,930	$938,879	$374,156
Expenses including non-cash items	$(372,131)	$1,528,424	$1,482,718	$1,060,560
Income(loss) for the quarter	$(384,855)	$(850,494)	$(543,839)	$(686,404)
Basic and diluted (loss) per share	$(0.01)	$(0.02)	$(0.01)	$(0.01)
Common shares outstanding	46,411,752	46,411,752	46,071,752	46,071,752

Kelso Technologies Inc.
Management Discussion and Analysis
Year Ended December 31, 2017
(Expressed in US Dollars unless otherwise indicated)	Page 15 of 23

SELECTED ANNUAL INFORMATION

		Year ended		Year ended		Year ended
		December 31		December 31		December 31
		2017		2016		2015
Revenues		$6,062,778		$8,077,143		$18,910,122
Cost of goods sold		$5,044,093		$6,098,902		$13,809,993
Gross profit		$1,018,685		$1,978,241		$5,100,129
Expenses including non cash items and before deferred income tax recovery		$5,961,437		$5,433,019		$6,506,867
Deferred income tax recovery (expense)		$172,433		$(259,365)		$86,932
Income tax expense (recovery)		$22,137		$(1,248,551)		$1,191,020
Loss for the year		$(5,015,911)		$(2,465,592)		$(2,510,826)
Number of common shares outstanding		46,911,752		46,411,752		46,071,752
Loss per common share		$(0.11)		$(0.05)		$(0.05)
Cash		$411,223		$2,312,279		$3,175,292
Working capital		$3,628,911		$8,511,809		$10,099,390
Total assets		$9,165,199		$13,050,144		$16,157,689
Shareholders’ equity		$7,565,233		$11,771,944		$13,606,719
	$		$		$
Dividends paid per share		$0.00		$0.00		$0.03

OFF BALANCE SHEET TRANSACTIONS

There are no off-balance sheet arrangements which could have a material effect on current or future results of operations or on the financial condition of the Company.

FINANCIAL INSTRUMENTS

Financial instruments are agreements between two parties that result in promises to pay or receive cash or equity instruments. The Company classifies its financial instruments as follows: cash is classified as a financial asset at FVTPL; accounts receivable is classified as loans and receivables; and due to related parties and accounts payable are classified as other financial liabilities, which are measured at amortized cost. The carrying value of these instruments approximates their fair values due to their short term to maturity.

The Company has exposure to the following risks from its use of financial instruments:

•	Credit risk;
•	Liquidity risk; and
•	Market risk.

(a)	Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. Cash is placed with a major Canadian financial institution and the Company’s concentration of credit risk for cash and maximum exposure thereto is $411,223 at December 31, 2017 (December 31, 2016 - $2,312,279).

Kelso Technologies Inc.
Management Discussion and Analysis
Year Ended December 31, 2017
(Expressed in US Dollars unless otherwise indicated)	Page 16 of 23

With respect to its accounts receivable, the Company assesses the credit rating of all customers and maintains provisions for potential credit losses, and any such losses to date have been within management’s expectations. The Company’s credit risk with respect to accounts receivable and maximum exposure thereto is $735,487 at December 31, 2017 (December 31, 2016 - $637,845). The Company’s concentration of credit risk for accounts receivable at December 31, 2017 with respect to Customer A is $94,114 (December 31, 2016 - $73,500), Customer B is $78,306 (December 31, 2016 - $140,796) while Customer C is $150,000 related to expense recovery(2016- $Nil). The Company has provided for an allowance for doubtful accounts totalling $82,042 at December 31, 2017.

(b)	Liquidity risk

Liquidity risk is the risk that the Company will be unable to meet its financial obligations as they fall due. The Company’s approach to managing liquidity risk is to ensure, as far as possible, that it will have sufficient liquid funds to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. At December 31, 2017, the Company has cash in the amount of $411,223 (December 31, 2016 - $2,312,279) to settle current liabilities of $844,516 with the following due dates; trade accounts payable of $799,254 (December 31, 2016 - $235,600) are due within three months; management bonus payable of $Nil (2016 - $Nil) are due within five and one-half months of the year end and due to related party balances of $45,262 (December 31, 2016 - $36,000) are due on demand.

(c)	Market risk

The significant market risks to which the Company is exposed are interest rate risk and currency risk.

(i)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in market interest rates. The Company’s cash consists of cash held in bank accounts that earn interest at variable rates. Due to the short-term nature of this financial instrument, fluctuations in market rates of interest do not have a significant impact on the estimated fair value or future cash flows.

(ii)	Currency risk

The Company is exposed to currency risk to the extent expenditures incurred or funds received and balances maintained by the Company are denominated in Canadian dollars (“CAD”). The Company does not manage currency risk through hedging or other currency management tools.

At December 31, 2017 and December 31, 2016, the Company’s net exposure to foreign currency risk is as follows (in US):

	December 31, 2017	December 31, 2016
Net assets	$(31,142)	$1,932,850

Based on the above, assuming all other variables remain constant, a 14% weakening or strengthening of the USD against the CAD would result in approximately $4,400 (December 31, 2016 - $271,000) foreign exchange loss or gain in the consolidated statements of operations.

Kelso Technologies Inc.
Management Discussion and Analysis
Year Ended December 31, 2017
(Expressed in US Dollars unless otherwise indicated)	Page 17 of 23

(iii)	Other price risk

Other price risk is the risk that the future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or currency risk. The Company is not exposed to other price risk.

CAPITAL MANAGEMENT

The Company considers its capital to be comprised of capital stock. The Company’s objectives in managing its capital are to maintain its ability to continue as a going concern and to further develop its business. To effectively manage the Company’s capital requirements, the Company has a planning and budgeting process in place to meet its strategic goals.

Our capital needs for the near term continue to be financed from operations and existing capital reserves with no interest bearing debt to service. Management is assessing its future capital needs and considering access to new equity capital to ensure that Kelso has adequate financial resources to complete its diversification programs and working capital requirements. Although the Company has been successful at raising funds in the past through the issuance of capital stock, it is uncertain whether it will continue this method of financing due to the current difficult market conditions and the potential internal growth of the Company’s operations.

In order to facilitate the management of its capital requirements, the Company prepares expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. Management reviews the capital structure on a regular basis to ensure the above objectives are met. There have been no changes to the Company’s approach to capital management during the year. There are no externally-imposed restrictions on the Company’s capital.

DISCLOSURE CONTROLS AND PROCEDURES

The Company maintains appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete, accurate, reliable and timely. The disclosure controls and procedures (“DC&P”) are designed to provide reasonable assurance that information required to be disclosed in the annual filings, interim filings or other reports filed under securities legislation is recorded, processed, summarized and reported within the time periods specified in the securities legislation and include controls and procedures designed to ensure that information required to be disclosed is accumulated and communicated to Management, including its certifying officers, as appropriate to allow timely decisions regarding required disclosure.

The President and Chief Executive Officer and Chief Financial Officer of the Company have evaluated, or caused the evaluation of, under their direct supervision, the design effectiveness of the Company’s DC&P (as defined in Regulation 52-109 - Certification of Disclosure in Issuer’s Annual and Interim Filings) as at December 31, 2017, and have concluded that such DC&P were designed effectively.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal controls over financial reporting (“ICFR”) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

Management has evaluated the design of its ICFR as defined in Regulation 52-109 – Certification of Disclosure in Issuer’s Annual and Interim Filings. The evaluation was based on the criteria established in the “Internal Control-Integrated Framework” issued by the Committee of Sponsoring Organizations (2013) (“COSO”). This evaluation was performed by the President and Chief Executive Officer and Chief Financial Officer of the Company with the assistance of other Company management and staff to the extent deemed necessary. Based on this evaluation, the President and Chief Executive Officer and Chief Financial Officer concluded that the ICFR were effectively designed as at December 31, 2017.

Kelso Technologies Inc.
Management Discussion and Analysis
Year Ended December 31, 2017
(Expressed in US Dollars unless otherwise indicated)	Page 18 of 23

In spite of its evaluation, management does recognize that any controls and procedures; no matter how well designed and operated, can only provide reasonable assurance and not absolute assurance of achieving the desired control objectives.

RISKS AND UNCERTAINTIES

Our business operations involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results expressed or implied by forward looking statements in this MD&A. The Company is diligent in minimizing exposure to business risk, but by the nature of its activities and size, will always involve some risk. These risks are not always quantifiable due to their uncertain nature.

“Our products involve detailed proprietary and engineering knowledge and specific customer adoption criteria. If the Company is not able to effectively protect its intellectual property or cater to specific customer adoption criteria, our business may suffer a material negative impact and could fail.”

The success of our company will be dependent on our ability to successfully develop; qualify under current regulations; and protect our technologies by way of patents and trademarks.

The Company has obtained patents for its external constant force spring pressure relief valves and a one-bolt manway system, vacuum relief valve and bottom outlet valve. If we are unable to secure trademark and patent protection for our intellectual property in the future, or that protection is inadequate for future products, our business may be materially adversely affected.

Further, there is no assurance that our railroad equipment products and other aspects of our business do not or will not infringe upon patents, copyrights or other intellectual property rights held by third parties. Although we are not aware of any such claims, we may become subject to legal proceedings and claims from time to time relating to the intellectual property of others in the ordinary course of our business. If we are found to have violated the intellectual property rights of others, we may be enjoined from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives. In addition, we may incur substantial expenses and diversion of management time in defending against these third-party infringement claims, regardless of their merit Successful infringement or licensing claims against us may result in substantial monetary liabilities, which may materially and adversely disrupt our business.

“The Company may be unable to secure or maintain regulatory qualifications for its products.”

The Association of American Railroads (the “AAR”) has specific adoption criteria that must be met before the Company’s products can be utilized by customers in the railroad industry. The Company has been successful in obtaining AAR approvals for its key products; however, there is no guarantee that the Company’s products will continue to meet AAR standards and adoption criteria as they evolve or that new products developed by the Company will receive AAR approval. In addition, certain customers may have specific adoption criteria beyond what is required by the AAR, and there is no guarantee that the Company will be able to cater to these specific adoption criteria. The Company’s failure to meet AAR and customer adoption criteria could have a material negative impact on the Company’s ability to obtain purchase orders and generate revenue.

Kelso Technologies Inc.
Management Discussion and Analysis
Year Ended December 31, 2017
(Expressed in US Dollars unless otherwise indicated)	Page 19 of 23

“The Company may not have sufficient capital in the future to meet rapid increases in production demands and may be unable to sustain its ability to grow its operations as quickly as anticipated.”

Although the Company had a positive working capital in the amount of $3,628,911 at December 31, 2017, the Company may, from time to time, face a working capital deficit. To maintain its activities, the Company may require access to additional capital through the sale of securities or obtaining debt financing. There can be no assurance that the Company will be successful in obtaining such additional financing and failure to do so could result in the inability of the Company to develop new products; meet production schedules; execute delivery orders; and continue its operations.

“The Company has a limited operating history and may not be able to achieve its growth objectives.”

The Company has a limited history of earnings. The Company is subject to all of the business risks and uncertainties associated with any business enterprise which is transitioning from product development to profitable operations, including the risk that it will not achieve its growth objectives. There is no assurance that the Company will be able to successfully complete its business development plans or operate profitably over the short or long term. The Company is dependent upon the good faith and expertise of management to identify, develop and operate commercially viable product lines. No assurance can be given that the Company’s efforts will result in the development of additional commercially viable product lines or that the Company’s current product lines will prove to be commercially viable in the long-term. If the Company’s efforts are unsuccessful over a prolonged period of time, the Company may have insufficient working capital to continue to meet ongoing obligations and its ability to obtain additional financing necessary to continue operations may also be adversely affected. Even if the Company is successful in developing one or more additional product lines, there is no assurance that these product lines or its existing product lines will be profitable.

“New commercial markets for our products may not develop as quickly as anticipated or at all.”

Markets for the Company’s products may not develop as quickly as anticipated, or at all, resulting in the Company being unable to meet its revenue and production targets. This may have a material negative impact on the Company, particularly if the Company has incurred significant expenses to cater to increased market demand and such market demand does not materialize.

“Unforeseen competition could affect our ability to grow our revenues as projected.”

Although the Company has patents, trademarks and other protections in place to protect the proprietary technology on which the Company’s business is dependent, competitive products may be developed in the future. Competition could adversely affect the Company’s ability to acquire additional market share or to maintain revenue at current and projected levels.

“Customer orders that are placed may be cancelled or rescheduled.”

Although the Company makes efforts to ensure customers are satisfied with the Company’s products, there is a risk that customers may cancel purchase orders before they are filled. This may have a material negative impact on the Company, particularly if the Company has already ordered the component parts required to assemble the finished products for that order or if the Company has assembled the required finished products. The negative impact may be mitigated by the Company’s ability to utilize the component parts and finished products to satisfy other purchase orders, but there is no guarantee that the Company will able to mitigate the risk of loss to the Company from cancelled orders in this manner.

Kelso Technologies Inc.
Management Discussion and Analysis
Year Ended December 31, 2017
(Expressed in US Dollars unless otherwise indicated)	Page 20 of 23

“The Company is dependent on a small number of OEM customers.”

Although management is optimistic about the Company’s future as a railway equipment supplier, the Company is dependent upon the five major customers that comprise the railroad tank car manufacturers for a significant portion of its revenue. In particular, the Company is dependent on three major US corporations and one Canadian corporation as customers. Although customers have displayed a pattern of consistent product orders over the past 24 months and timely payment of accounts owing, there is no guarantee that sales to these customers will continue at current levels or that these customers will continue to satisfy their payment obligations to the Company in a timely manner. The Company does not have any formal agreements for long term, large-scale purchase orders with these customers and only sells to them when purchase orders are received. The Company expects that this limited number of customers will continue to represent a substantial portion of its sales for the foreseeable future. The loss of any of these customers could have a material negative impact upon the Company and its results of operations.

“Current products may not perform as well as expected.”

There is a risk that the Company’s products may not perform as well as expected, which may result in customer complaints, returned products, product recalls and/or loss of repeat customer orders. Any one of these effects may have a material negative impact on the Company’s ability to generate revenue and continue operations.

“There may be a shortage of parts and raw materials.”

The Company currently has approximately three to five suppliers in the United States for each of the component parts and raw materials required to assemble the Company’s finished products. There is a risk that the Company may face a shortage of parts and raw materials in the future if the Company’s suppliers are unable to support current or increased customer demand for the Company’s products. This could have a material negative impact on the Company, its revenues and continued operations.

“Production capacity may not be large enough to handle growth in market demand.”

The Company’s production facilities may not be large enough to handle growing market demand for the Company’s products if market demand is beyond projected levels. The Company may not have sufficient capital to fund increased production at its existing facilities or to add new production facilities, and even if the Company did have sufficient funds for these purposes, the turnaround time to increase production may not be fast enough to meet market demand. This may have a material negative impact on the Company’s ability to maintain existing customers and expand its customer base, and its ability to generate revenue at current and projected levels.

“The Company’s product development efforts may not result in new qualified commercial products.”

The Company’s efforts to research and develop new products for the railroad industry and to develop applications for the Company’s products in other industries, such as the trucking industry, may not result in commercially viable products or applications. This may have a negative impact on the Company as its current products may cease to be best-available technology and the Company would not have a replacement or alternative product offering. Also, this may result in the Company’s investment into such research and development being a loss.

Kelso Technologies Inc.
Management Discussion and Analysis
Year Ended December 31, 2017
(Expressed in US Dollars unless otherwise indicated)	Page 21 of 23

“The Company may face uninsurable or underinsured risks.”

In the course of development and production of railroad equipment products, certain risks, and in particular, destruction of production facilities by a natural disaster, acts of terrorism, acts of war or patent infringement may occur. It is not always possible to fully insure against such risks and the Company may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of the securities of the Company. Of the above listed risks only an act of war is truly uninsurable. The Company maintains commercial general liability insurance for claims up to $4,000,000 in aggregate and $1,000,000 per incident, as well as product liability insurance for claims up to $4,000,000 in aggregate and $1,000,000 per incident. Although the Company believes that the insurance policies currently in place adequately insure the Company given the size of its customer base and revenues from product sales, there is a risk that the Company’s insurance coverage may not be sufficient to cover future products claims.

“Raw materials used by the Company for the production of its products are subject to price fluctuations which could change profitability expectations.”

Many of the materials used in our Company’s products are common raw materials such as steel and rubber. These raw materials can be subject to significant price fluctuations. A steep rise in the price of such raw materials may have an adverse effect on the pricing of our products and our operating results. As our Company does not have any purchase agreements with customers, we are able to mitigate the risks associated with price fluctuations in our raw materials by adjusting the pricing of our products accordingly. However, there is no guarantee that customers will continue to purchase our products if prices are adjusted due to the fluctuation in the price of raw materials.

“The success of the Company’s business depends substantially on the continuing efforts of its senior executives, and its business may be severely disrupted if the Company loses their services.”

The future success of the Company heavily depends upon the continued services of its senior executives and other key employees. In particular, the Company relies on the expertise and experience of its Chief Executive Officer and Chief Financial Officer and the Chief Operating Officer of Kelso Technologies Inc., KIQ X Industries Inc., KIQ Industries Inc. and Kel-Flo Industries Inc. ( formerly Kelso Innovative Solutions Inc.). These individuals are under contractual obligations to the Company expiring on December 31, 2020, however if one or more of the Company’s senior executives were unable or unwilling to continue in their present positions, the Company might not be able to replace them easily or at all. If any of the Company’s senior executives joins a competitor or forms a competing company, the Company may lose clients, suppliers, key professionals, technical know-how and staff members.

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, then actual results may vary materially from those described on forward-looking statements.

Kelso Technologies Inc.
Management Discussion and Analysis
Year Ended December 31, 2017
(Expressed in US Dollars unless otherwise indicated)	Page 22 of 23

RELATED PARTY TRANSACTIONS

Related party transactions not otherwise described in these consolidated financial statements are shown below. The remuneration of the Company’s directors and four members of key management, being the Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and the Managing Director of Corporate Development who have the authority and responsibility for planning, directing and controlling the activities of the Company, consist of the following amounts:

	Year ended	Year ended
	Dec 31, 2017	Dec 31, 2016

Management compensation	$544,014	$717,368
Management bonus*	$-	$-
Share-based expense	$264,172	$160,854
Directors fees	$67,000	$66,000

*	The Company has management bonus agreements whereby 10% of the annual income before taxes and share- based expense is equally distributed to management.

As at December 31, 2017, amounts due to related parties include accounts payable which are unsecured and have no interest or specific terms of payments, are $45,262 (2016 - $36,000) consisting of $16,500 (2016 - $36,000) for directors fees, $Nil (2016 - $Nil) for management bonus payable and $28,762 (2016 - $Nil) for management fees.

DISCLOSURE OF OUTSTANDING SHARE DATA

As of March 27, 2018 the Company had the following number of securities outstanding:

1)	Common shares issued and outstanding: 47,170,086

2)	Share purchase options outstanding: 2,220,237

3)	Share purchase warrants outstanding: Nil

SUBSEQUENT EVENTS

Subsequent to December 31, 2017, the Company paid $25,000 and issued 250,000 shares to G&J Technologies for the third milestone payment of the G&J technology development agreement.

OUTLOOK

Over the past three years our primary revenue market (hazmat rail tank cars) continued to diminish to its low point in 2017. This situation has had a heavy impact on our sales performance and our ability to fund operations and R&D. Key hazardous commodity businesses such as oil, ethanol and chemicals that fuel demand for our products remained in a cut back position which in turn has led to continued low demand for Kelso’s specialized equipment for rail tank cars.

In North America industry analysts expect average production rates between 12,000 and 20,000 new rail tank cars annually for the next three years. Based on these predictions Kelso expects to participate on approximately 5,000 to 6,000 rail tank cars annually. Depending on the makeup of customers’ specifications for our PRV, VRV, one-bolt Manway and BOV (affected by the status of our AAR approvals) sales can range from $1,400 to $10,000 per tank car.

Kelso Technologies Inc.
Management Discussion and Analysis
Year Ended December 31, 2017
(Expressed in US Dollars unless otherwise indicated)	Page 23 of 23

Long AAR approval processes continue to plague our ability to improve sales with additional rail tank car equipment. The Company still actively pursues AAR approvals for key products including our ceramic ball BOV, pressure car PRV and angle valve even though the AAR process can take two years to finish. Final AAR approvals will depend on the administration of our restrictive budgets and the challenges of strict AAR testing requirements that are time consuming, risky and contrary to our profit goals.

Management believes our rail tank car products more than demonstrate they are “best available technology” products and will continue to provide meaningful revenue opportunities for many years to come. However, due to the extreme cyclical nature of the rail tank car market and the economic fallout of the current downturn a more diverse strategic plan was initiated during 2017.

The key to reliable revenue growth in the future is developing new products that can service multimillion dollar marketplaces outside of the rail tank car industry. Throughout 2017 Kelso reorganized its strategic direction and made key investments in new products with the understanding that profits, assuming that they develop as planned will provide reliable growth in future periods. Our key criteria is that we develop new products that do not require lengthy regulatory approval processes and the design-production process to sales and distribution activity is much quicker.

Product development has delivered an array of new products for target markets including specialized truck tanker equipment, rail wheel cleaning systems, fuel loading systems, military applications, first responder emergency response kits and ASCS suspension systems for motor vehicles being used in rugged outback terrain applications that service both commercial industry and leisure markets. Most products not requiring AAR approvals are completed or nearing completion. They are expected to begin generating cash flows in 2018.

Kelso has managed to survive the severe economic setbacks over the past three years. Capital management has been challenging due to diminished cash flows from poor sales. Product development initiatives have been complex, expensive and the timing of revenue streams has not been predictable or guaranteed. Although many operational and human resource expenses have been reduced management must assess its capital needs carefully. We believe that the markets have bottomed out. Cash flows from sales improved in the fourth quarter of 2017 and continued to show improvement in the first quarter of 2018.

Going forward our main goal is to improve our resistance to economic downturns by decreasing our dependence on specialized equipment for rail tank cars. Management believes that through diversification the Company has put itself in a better position to succeed with a wider range of products.

Kelso Technologies Inc.

James R. Bond,
President and Chief Executive Officer